Sanofi-aventis invests €100 million in

new facility in Mexico to produce

seasonal

and pandemic influenza vaccine

- Agreement signed in Mexico City during

French President Nicolas Sarkozy’s State Visit -

Mexico City, Mexico, March 9, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY), announced today the signing of an agreement with the Mexican authorities to build a € 100 million facility to manufacture influenza vaccine in Mexico.

The announcement was made during a ceremony attended by Felipe Calderon, President of Mexico, and Nicolas Sarkozy, President of France, who was in Mexico City for a State visit.

This facility will be built and operated by sanofi pasteur, the vaccines division of sanofi-aventis Group, which was represented at the ceremony by Chris Viehbacher, Chief Executive Officer of sanofi-aventis.

“By building this new facility, sanofi-aventis is proud to contribute to the strengthening of Mexico’s health infrastructure and is eager to support Mexico’s exemplary commitment to public health through influenza immunization and pandemic readiness”, said Chris Viehbacher. “This investment illustrates sanofi-aventis’ local approach to global health. This facility will benefit public health in Mexico and the Latin American region, in the context of influenza pandemic preparedness”.

The agreement was signed by Birmex’ (Laboratorio de Biológicos y Reactivos de México) and sanofi-aventis’ representatives in the presence of Dr. José Ángel Córdova Villalobos, Minister of Health of Mexico.

Under the terms of the agreement, sanofi pasteur will manufacture influenza vaccine in collaboration with Birmex, a Mexican federal vaccine manufacturer. Birmex will perform certain stages of manufacturing and will be responsible for distributing influenza vaccines to the public in Mexico.

Sanofi pasteur is planning to start construction of the new vaccine manufacturing facility within a few weeks. Upon completion within four years, the facility will have a yearly capacity of up to 25 million doses of seasonal influenza vaccine.

The new influenza vaccine plant will be built in Ocoyoacac, where sanofi-aventis already operates a facility. The plant will be designed to switch to pandemic vaccine manufacturing if a human influenza pandemic is declared and a pandemic influenza strain is identified by the World Health Organization (WHO).

As the world leader in research, development and manufacturing of influenza vaccines, sanofi pasteur is working to develop new and improved influenza vaccines to save lives and is actively involved in pandemic preparedness. Over the last five years, sanofi pasteur has been consistently investing in major expansions of its influenza vaccine production capacity in the United States, France, China, and now Mexico. With the production of more than 170 million doses of seasonal influenza vaccine in 2008, sanofi pasteur confirmed its global influenza vaccine market leadership.

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Seasonal influenza overview

Influenza is a disease caused by a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes. According to the World Health Organization (WHO), the average global burden of inter-pandemic influenza may be on the order of 1 billion cases per year, leading to 300,000-500,000 deaths worldwide1. In temperate climate zones, seasonal epidemics typically begin in the late Fall and peak in mid-winter, infecting about 5-15% of the population each season, while In tropical zones the virus can be isolated year-round. The disease can affect all age groups, but rates of infections are highest among young children who spread the virus and are a potential source of infection in older age cohorts, whereas rates of serious illness, complications and death are highest in persons aged 65 years and older, as well as in persons with chronic cardiac or respiratory conditions1. The efficacy of vaccination in reducing the burden of the disease, as well as the economic burden of treating influenza, is well established.

Pandemic Influenza Overview

Influenza is a disease caused by a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes1. An influenza pandemic is a global epidemic of an especially virulent virus, newly infectious for humans, and for which there is no preexisting immunity. This is why pandemic strains have such potential to cause severe morbidity and mortality. In an attempt to minimize the impact of a pandemic, many countries are developing national and transnational plans against a possible influenza pandemic situation. For more information on sanofi pasteur and pandemic preparedness, please visit http://pandemic.influenza.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

References:

1. http://www.who.int/vaccine_research/diseases/ari/en/print.html

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.